UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2025

Mesa Air Group, Inc.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-38626	85-0302351
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

410 North 44th Street, Suite 700
Phoenix, Arizona	85008
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (602) 685-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MESA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On August 13, 2025, the Company held a conference call to discuss its financial results for its fiscal quarter ended June 30, 2025 (the “Script”). A copy of the Script of the conference call is attached hereto as Exhibit 99.1.

Item 7.01 Regulation FD Disclosure.

The information contained in Item 2.02 of this Report (as well as in Exhibit 99.1) is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Script of the conference call of Mesa Air Group, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mesa Air Group, Inc.

Date: August 13, 2025	By:	/s/ Brian S. Gillman
Brian S. Gillman Executive Vice President and General Counsel

Exhibit 99.1

Mesa Airlines Third Quarter Fiscal 2025 Prepared Remarks

Operator:

Good day, and welcome to the Mesa Air Group Fiscal Third Quarter 2025 Earnings Conference Call. All participants will be in a listen-only mode and because of the pendency of the Company’s merger, there will not be an opportunity to ask questions on today’s call.

I would now like to turn the conference call over Mesa Air Group Investor Relations for a Safe Harbor statement. Please note that additional legal disclosures will be read at the end of the call, following management’s remarks. Please go ahead.

Sean Lange, FTI:

Good morning and before we begin, please note that today’s call contains forward-looking statements, including statements concerning the planned merger with Republic Airways, future revenues, costs, and fleet plans. These statements represent our predictions and expectations of future events, but numerous risks and uncertainties could cause actual results to differ materially from those projected. Information about these risks and uncertainties can be found in our earnings press release issued this morning, as well as our filings with the SEC, including our most recent Form 10-K, Form 10-Q, and the Form S-4 filed on July 11, 2025, which remains subject to further update and revision. The information we are giving you on the call this morning is as of today’s date, and we undertake no obligation to update the information subsequently.

I would now like to turn the conference over to Jonathan Ornstein, Mesa Chairman and CEO. Please go ahead.

Jonathan Ornstein, Chairman and CEO, Mesa Air Group:

Thank you, Mike, and good morning, everyone. Welcome to Mesa’s earnings call for the third fiscal quarter ending June 30, 2025.

Today, I’ll provide a very brief summary of our quarterly results, which were filed earlier today, but I want to dedicate the majority of our time to an update on our planned merger with Republic Airways. As we’ve communicated, we believe the future of our business is best understood by looking at the strengths of the combined company, and I want to provide our investors with a clearer, data-based picture of that future.

First, I want to take a moment to thank all of our employees at Mesa for delivering on a great quarter. Your ability to continue to improve our operational performance and passenger net promoter scores, all while preparing the company for this transformative merger, is a testament to your professionalism, hard work and dedication. I am incredibly proud of what you have accomplished.

Looking back on the third quarter, Mesa’s results reflect the final stages of our strategic transition. We are now a single-fleet operator of the Embraer 175, a move that has simplified our operations and laid the groundwork for improved efficiency. Our last CRJ crews initiated EJET training in March and are anticipated to support revenue flying by the end of August. As a result of the efficiency gained from our single fleet strategy and the benefit of being fully staffed since late last year, we saw an increase in daily block hour utilization of 15.4%year-over-year. Turning now to our P&L from the third quarter. Total operating revenues in Q3 2025 were $92.8 million, lower by $18.0 million, or 16.3%, compared to $110.8 million for Q3 2024. Contract revenue was $69.9 million, lower by $25.7 million, or 26.8%, compared to $95.6 million in Q3 2024. These decreases were driven by the reduction in contractual aircraft with United. In addition, the disposition of certain Embraer 175 aircraft contributed to lower aircraft ownership revenue.

Total operating expenses in Q3 2025 were $92.9 million, a decrease of $26.9 million, or 22.4%, versus Q3 2024. Compared to Q3 2024, the decrease primarily reflects flight operations expense that was lower by $8.9 million, or 19.6%, due to fewer contracted aircraft and decreases in pilot training costs, and depreciation and amortization expense that was lower by $6.4 million, or 65.3%, primarily due to the retirement and sale of CRJ aircraft and engines. The decrease was also driven in part by $7.9 million less of asset impairment costs.

Mesa’s Q3 2025 results reflect net income of $20.9 million, or $0.50 per diluted share, compared to a net loss of $19.9 million, or $(0.48) per diluted share, for Q3 2024. Mesa’s Q3 2025 adjusted net loss was $0.6 million, or $(0.01) per diluted share, versus an adjusted net loss of $9.4 million, or $(0.23) per diluted share, in Q3 2024. Our near-breakeven adjusted net loss would have been a profit in the third quarter if not for continuing costs related to CRJ-900 aircraft and engines that have been agreed upon to be sold but have not yet closed.

Mesa’s adjusted EBITDA for Q3 2025 was $6.0 million, compared to adjusted EBITDA of $8.9 million for Q3 2024. Adjusted EBITDAR was $6.1 million for Q3 2025, compared to adjusted EBITDAR of $10.6 million for Q3 2024.

Mesa ended the June 2025 quarter with $42.5 million in unrestricted cash and cash equivalents. As of June 30, 2025, we had $113.7 million in total debt, secured primarily with aircraft and engines, compared to a balance of $366.4 million as of June 30, 2024, reflecting our significant strides to enhance our balance sheet over the past several years.

However, it’s important to note that, for several reasons, we believe our historical financial performance is not indicative of the trajectory of the new, combined entity we are creating. So let me turn to providing you an update on the progress we’ve made on our merger with Republic Airways. We are delighted with this transaction as it is the result of months of hard work by everyone involved.

As the primary source document for the go-forward business, the S-4 filed on July 11th provides a comprehensive look at the strategic rationale and financial strength of the combined airline. Let me remind you, that this document remains subject to further review and update, and should not be relied upon until declared effective by the SEC.

First, let’s talk about scale. For calendar year 2025, the combined company is now expected to have twelve-month run-rate annual revenue of approximately $1.8 billion to $2.0 billion. Additionally, for the first six months of calendar year 2025, Republic has generated approximately $169 million in adjusted EBITDA. Mesa generated $14 million in adjusted EBITDA over the same six-month period, for a total of $183 million. Our expectation is that we will continue to see strong combined financial performance in the second half of the calendar year.

Moreover, our combination creates a regional airline powerhouse. As of today, the combined companies have a single, unified fleet of over 300 Embraer 170 and 175 aircraft. Republic anticipates taking delivery of nine E 175 aircraft by the end of December 2025 and has an additional 26 aircraft on order for delivery in late 2026 through early 2028. This enhanced scale will enable more efficient flying, fleet efficiency and crew resource management – and, most importantly, utility to our major airline customers.

I want to highlight the operational excellence that underpins these numbers. Republic’s Q1 2025 results were exceptionally strong, fueled by the fact that the airline is now fully staffed, and for the first time since 2019, like Mesa, they are seeing a return to normal block hour production, a key indicator of operational health and efficiency that will be a hallmark of the combined company. As a result, Republic produced $394.8M and $405.6M in revenue, with adjusted EBITDA of $83.5M and $85.3M in Q1 and Q2 2025 respectively. A reconciliation of Republic’s adjusted EBITDA to the most comparable GAAP measure is included in Mesa’s Q3 2025 Earnings Release.

Second, this merger will fundamentally transform Mesa’s existing balance sheet. As part of this transaction, Mesa will not contribute any debt to the combined airline. All of Mesa’s existing secured and unsecured debt facilities will be settled at closing. The pro forma combined company is forecasted to have a strong liquidity position, with in excess of $300 million in cash and liquidity. Pro forma net debt is expected to be approximately $800 million. This is a game-changer for Mesa, creating a well-capitalized airline with the financial strength to invest in our people, our fleet, and our product like never before.

Third, our revenue model will be completely overhauled. The Mesa business segment will enter into a brand new 10-year Capacity Purchase Agreement with United Airlines upon close, that aligns with Republic’s current, successful CPA structures. This provides a stable, predictable, and profitable revenue stream for our operation within the larger, combined entity.

When you combine this enhanced scale, a fortified balance sheet, and a stable, long-term revenue model, you get a combined entity that can more effectively compete and favorably compare with the only other public competitor in our business today. We will have the largest fleet of the most preferred regional aircraft in our industry, the E175, the financial strength, and the operational excellence to be the regional airline of choice for our partners and passengers.

I also cannot overstate my confidence in the Republic Airways management team. I have had the privilege of getting to know them intimately over the past two years, and they are, without a doubt, the right team to lead our combined company. In particular, I want to recognize Matt Koscal, the President at Republic. I have complete confidence that Matt, who will lead the Mesa integration, and the entire Republic team that are poised to take our combined business to new heights.

As we enter the second half of the calendar year, we are nearing the finish line on this transaction. Republic Airways has already received the necessary approvals from its shareholders, and the waiting period under the HSR Act with respect to filings by Mesa and Republic has expired. We remain on track to close the transaction in the second half of this calendar year, pending the SEC’s declaring our registration statement effective and, of course, the approval of Mesa’s shareholders.

In summary, while our third-quarter results reflect a company in transition, our future is incredibly bright. The merger with Republic Airways is a transformative opportunity to create a new leader in the regional airline industry, and we are more confident than ever that this is the right path forward for Mesa and its stakeholders.

This concludes our remarks, and the remainder of the call will consist of additional required safe harbor disclosures. Thank you for your time and your continued support.

Sean Lange, FTI:

Thank you. Please note that this Earnings Call Script includes information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “might”, “will”, “should”, “can have”, “likely” and similar expressions are used to identify forward-looking statements. These forward-looking statements are based on the Company’s current beliefs, assumptions, and expectations regarding future events, which in turn are based on information currently available to the Company. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the ability to complete the proposed merger with Republic on the proposed terms or on the anticipated timeline, or at all, including the risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s filings with the SEC, including the risk factors contained in its most recent Annual Report on Form 10-K and the Company’s other subsequent filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Participants in the Solicitation: Mesa and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Mesa’s stockholders with respect to the Merger. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed transaction when they become available.

No Offer or Solicitation: A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective; and the information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It: This communication relates to a proposed business combination between Mesa and Republic. In connection with this proposed business combination, on July 10, 2025, Mesa filed with the SEC a registration statement on Form S-4/Form S-1 containing a preliminary proxy statement/prospectus of Mesa and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Mesa will file with the SEC a definitive proxy statement/prospectus and a definitive proxy statement/prospectus will be mailed to stockholders of Mesa. INVESTORS AND SECURITY HOLDERS OF MESA ARE URGED TO READ THE

PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents (when available) that Mesa files with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Mesa free of charge by directing a request to https://investor.mesa-air.com.

Thank you.

Operator:

This now concludes today’s call.